Lead Real Estate Co., Ltd

September 21, 2023

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Ameen Hamady
Mr. Wilson Lee
Mr. Jeffery Gabor
Mr. Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Registration Statement on Form F-1, as amended
Initially Filed on August 11, 2022
File No. 333-266762

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lead Real Estate Co., Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 26, 2023, or as soon thereafter as practicable.

Very truly yours,

Lead Real Estate Co., Ltd

By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief Executive Officer